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                SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                     (Amendment No. . . . .)*

                           SETECH, Inc.
                         (Name of Issuer)

                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                            053662 30 0
                          (CUSIP Number)

 Ms.   Cindy   Rollins,  905  Industrial  Drive,  Murfreesboro,  TN,  37129
(615)890-1700
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                           June 28, 1996
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053662 30 0



     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
               Thomas N. Eisenman


     2)   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
Instructions)
          (a)
          (b)


     3)   SEC Use Only


     4)   Source of Funds (See Instructions)   PF


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



     6)   Citizenship or Place of Organization United States of America


     Number of (7) Sole Voting Power  324,016
     Shares Bene-
     ficially       (8) Shared Voting Power
     Owned by
     Each Report-   (9) Sole Dispositive Power  324,016
     ing Person
     With      (10) Shared Dispositive Power


     11)  Aggregate  Amount Beneficially Owned  by  Each  Reporting  Person
324,016


     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



     13)  Percent of Class Represented by Amount in Row (11)  6.2%


     14)  Type of Reporting Person (See Instructions)  IN


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ITEM 1.   SECURITY AND ISSUER

     This statement relates to the $.01 par value Common Stock of SETECH, Inc. ("the Company"), 905 Industrial Drive, Murfreesboro, TN, 37129.

ITEM 2.   IDENTITY AND BACKGROUND

     a) The person filing this statement is Thomas N. Eisenman, a natural person;

     b)   Mr.  Eisenman's  business   address   is  905  Industrial  Drive,
Murfreesboro, TN 37129.

     c) Mr Eisenman's present principal occupation or employment is as President and CEO of the Company, which owns four subsidiaries engaging in the following businesses: Titan Services, Inc. ("Titan"), which offers "integrated supply" services to the manufacturing industry; Southeastern Technology, Inc. ("Southeastern"), which offers job shop machining and engineering services to the aerospace, automotive and medical industries; BARTON ATC, Inc. ("BARTON"), which manufactures, sells and operates both fixed and mobile air traffic control towers located throughout the United States; BATON ATC International, Inc. ("BARTON Intn'l"), which provides Air Traffic Control and weather Reporting Services to numerous airports throughout the United States, under contract with the Federal Aviation Administration. Mr. Eisenman is also CEO of Southeastern and Titan. SETECH, Inc. has its principal business address at 905 Industrial Drive, Murfreesboro, TN, 37129;

     d)   Mr. Eisenman has not, during the last five  years, been convicted
in  a  criminal  proceeding  (excluding  traffic  violations   and  similar
misdemeanors);

     e) During the last five years, Mr. Eisenman has not been a party to a judicial or administrative proceeding which has or would have made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws; and

     f)   Mr. Eisenman is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 28, 1996, prior to the Company's June 30, 1996 20-1 reverse stock split, Mr. Eisenman acquired 2,200,000 shares of the Company's stock for $.06 per share. On June 28, 1996, Mr. Eisenman acquired an additional 2,800,000 shares for $.06 per share. The purchase price for each of these transactions was paid with the personal funds of Mr. Eisenman. None of the funds were borrowed.

ITEM 4.   PURPOSE OF TRANSACTION

     The Company, having determined that it was in its best interest for certain managers to have an ownership interest in the Company, offered those managers an opportunity to acquire stock of the Company at fair market value. Mr. Eisenman took advantage of that opportunity shortly after becoming President and CEO. The Company and Mr. Eisenman anticipate that his ownership of Company stock will be mutually beneficial. The value of his investment will increase as he works to improve the value of the Company.

     Mr. Eisenman has acquired his shares of Common Stock for investment purposes only and for none of the reasons enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     a) Mr. Eisenman beneficially owns 324,016 shares of SETECH, Inc. The Company states in its most recent 10-KSB that 5,202,991 shares are outstanding. Consequently, Mr. Eisenman owns approximately 6.2% of the subject securities.

     b) Mr. Eisenman has sole power to control the vote and disposition of the securities named in paragraph a.

     c) Mr. Eisenman has had no transactions in the subject securities in the past sixty days.

     d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     e) Mr. Eisenman has not ceased to be the beneficial owner of more than 5% of the subject securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Eisenman and any person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: DECEMBER 18, 1996                          /S/   THOMAS  N.  EISENMAN

                              Signature

                              THOMAS N. EISENMAN
                              Name/Title